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SEC FILE NUMBER
8-67573

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Triago Americas, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

499 Park Avenue, Suite 2501
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Boyar	212-593-4994	krb@triago.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz Sapper & Miller
(Name – if individual, state last, first, and middle name)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triago Americas, Inc., as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Global CFO, FINOP

[signature]

Notary Public

PAUL A DUMAUAL
Notary Public - State of New York
NO. 01DU6428270
Qualified in New York County
My Commission Expires Jan 18, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2022

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triago Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triago Americas Inc. as of March 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triago Amercias Inc. as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triago Americas Inc.'s management. Our responsibility is to express an opinion on Triago Americas Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triago Americas Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triago Americas Inc.'s auditor since 2019.

Katz, Sapper & Miller, LLP

New York, New York
June 29, 2022

T 212.557.9800 | F 212.557.9819 | W ksmcpa.com

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS

Cash and cash equivalent	$ 3,330,282
Restricted cash equivalent	404,247
Accounts receivable	4,509,258
Due from affiliates	314,226
Prepaid expenses	145,047
Prepaid income taxes	924.810
Right of use asset- operating Lease	4,799,709
Property and equipment (net of $92,752 accumulated depreciation)	239,218
Total Assets	$ 14,666,797

LIABILITIES

Operating lease liability	$ 5,407,994
Accrued bonus and vacation pay	604,301
Accounts payable	26,106
Deferred taxes	1,074,709
Due to parent company	123,010
Subtenant rent security	80,295
Total Liabilities	$ 7,316,415

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,067,975
Retained Earnings	4,281,307
Total Stockholders' Equity	7,350,382
Total Liabilities and Stockholders' Equity	$ 14,666,797

See accompanying notes to these financial statements

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

Triago Americas Inc. ("the Company"), which is a 99% owned subsidiary of Triago Management Development S.A., ("the Parent Company") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their investor's positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is regulated by the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Trade accounts receivable from customers are based on the terms set forth in the invoices, and are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers. No allowance has been deemed necessary as of March 31, 2022.

Property, Equipment and Depreciation

Property and Equipment is recorded at cost. Depreciation of property and equipment is computed on a straight-line basis. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

(Continued)

Cash Equivalents

Cash equivalents include short term highly liquid money market investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less.

Revenue Recognition from Contracts with Customers

The following provides detailed information regarding the Company's recognition of revenue:

Primary Private Placement- The Company assists certain clients with raising capital for newly formed private equity funds and receives a fee for the service. These fees are usually calculated based upon the value of committed capital of the qualified investor. Revenue is recognized in the financial statements when the Company has fulfilled its obligation of obtaining these commitments on behalf of the client. In many instances, the Company offers the clients an installment payment schedule of its fee.

Secondary Private Placement- The Company assists certain clients with sale of limited partnership interests to other limited partners and receives a fee for the service. The Company recognizes revenue at the time of closing. Generally, 100% is paid when invoiced.

Advisory Revenue- The Company may from time to time assist clients on a consultation basis with their intended private placement and may also assist with various document preparation. These fees are charged to the client when its consultation services are rendered and complete. When the fee is not contingent upon the performance of future services by the Company, revenue is recognized when it is determined that there are no uncertainties concerning the collection of such fees and the performance obligation of promised services is complete.

Expenses are recognized and recorded when incurred. Any costs to obtain client contracts are immaterial.

Gain/ Loss on Foreign Exchange

The Company adjusts its receivables at each month end to recognize any gain or loss in exchange rate fluctuation for those invoices originally in foreign currency. During this fiscal year, the Company had two clients who were invoiced in Euros or Pounds Sterling. This foreign currency transaction gain/loss account is used exclusively for this purpose and therefore is reflected in the revenues on the Statement of Operations. For the year ended March 31, 2022, the total net loss in this account was $41,380.

(Continued)

Commission Expense

Commission expense on the Company's primary securities placements is accrued when the placement fee is collected and are generally paid upon such collection subject to management's discretion and based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended March 31, 2022, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE B- Subsequent Events

The Company has performed an evaluation of subsequent events through June 29, 2022, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of March 31, 2022.

NOTE C- Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2022, the Company's cash deposits in the U.S. bank were approximately $3,330,000 which exceeds the U.S. federally insured limit by approximately $3,080,000. The Company has not experienced any losses in such accounts, believes it is not exposed to any credit risk and periodically monitors the financial strength of the financial institution by independent means.

NOTE D- Financial Instruments

The fair value of certain of the Company's receivables and payables approximates the carrying amounts presented in the statement of financial condition due to the nature of these instruments.

(Continued)

NOTE E - Property and Equipment

Property and equipment at March 31, 2022 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 144,292	7
Office equipment	14,154	5
Computer equipment	48,695	5
Leasehold improvements	108,673	Life of lease
Artrwork	16,156	
Total	331,970	
Less accumulated depreciation	92,752	
Net	$ 239,218	

NOTE F – Commitments and Contingencies

Lease

The Company has one operating lease for office space in New York City which was entered into on November 1, 2019 and expires on September 30, 2030. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual minimum rent under this lease is approximately $713,000.

As it relates to the Company's office lease, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the net present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is a 5% interest rate, which is the United States prime rate as of November 1, 2019 plus 25 basis points, the estimated incremental borrowing rate.

As per the lease agreement, the Company has a letter of credit and contingent liability in favor of its landlord aggregating $401,565 as of March 31, 2022 and supported by a pledge in the same amount as collateral to its financial institution. It is held in the Company's money market account. The collateral, along with any accrued interest, is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition. Mantra Americas LLC, a related entity by way of having the same Parent as the Company is renting a portion of the office space and as such, the Company has received a security deposit which is reflected in the Statement of Financial Condition as Subtenant Rent Security. The average annual income pursuant to the subtenant rent is approximately $142,000.

(Continued)

At March 31, 2022, future minimum annual payments under this lease are as follows:

Year ending March 31:

2023	**$ 743,904**
2024	**743,904**
2025	**768,504**
2026	**802,944**
2027	**802,944**
Thereafter	**2,810,304**
Total Lease Payments	**$ 6,672,504**

Legal Matters

In the normal course of business, the Company may be subjected to litigation relating to its business activities including civil actions and arbitration. During the year ended March 31, 2022, the Company settled a civil action brought by a former employee in the amount of $1,040,000. As of March 31, 2022, the Company is not a party to any litigation.

NOTE G - Income Taxes

At March 31, 2022, the Company has available remaining net operating loss carryforwards for use in this and future years of approximately $207,000 for federal, state and local tax purposes along with differences between the bases of certain assets and liabilities, primarily its accounts receivable and future rent liability which, for financial and tax reporting purposes, give rise to a deferred tax liability of approximately $1,075,000. The Company files its income tax returns on the cash basis. Due to the nature and timing of the client receivables, it is anticipated that the Company will have a cash basis profit for the year ended March 31, 2022. The Company has net operating loss carryforwards which will be fully utilized for the year ended March 31, 2022.

At March 31, 2022, the provision for income taxes consisted of the following:

Current expense - Federal	$ 917,944
Current expense - State	827,469
Total Current Expense	1,745,413
Deferred Expense – Federal	750,653
Deferred Expense – State and Local	324,056
Total Deferred Expense	$ 1,074,709
Provision for income tax expense	$2,820,122

(continued)

The components of the net deferred tax asset (liability) consisted of the following at March 31, 2022:

Net Deferred Tax Asset (Liability):	
Total deferred tax assets	$ 1,864,376
Total deferred tax liabilities	(2,939,085)
Net Deferred Tax (Liability)	(1,074,709)

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate (21%) were applied to the Company's net income before income tax expense and is due primarily to state and local income taxes.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2018 are open to examination by the taxing authorities.

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2022, the Company had net capital of $813,576, which was $717,444 in excess of the net required minimum capital of $96,132. Under certain circumstances, withdrawals of capital may be restricted.

NOTE I - Related Party Transactions

During the year ended March 31, 2022, $352,180 was charged for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. In addition, the Company was also billed $1,448,116 in management fees for certain administrative expenses by its parent company Triago Management Development for the fiscal year then ended.

(Continued)

As of March 31, 2022, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS, net	$ 301,832	
Triago UK Limited, net	12,394	
Triago Management Development SARL, net		$ 123,010
Total	$ 314,226	$ 123,010

The Company, its parent company and certain subsidiaries affiliated with the parent company have entered into a credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. As of March 31, 2022, there is no outstanding balance under the Agreement.

NOTE J – Revenue Concentration and Account Receivable

For the year ended March 31, 2022, eight customers accounted for approximately 75% of total revenue, each representing between 5% to 13% of the company's total revenues for the year then ended. On March 31, 2022, two customers accounted for approximately 73% of the Company's accounts receivable with the largest representing 43% of the total. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2022 is due between April 2021 and January 2025.

NOTE K – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2022, the Company made matching contributions to the plan of approximately $118,715.

(continued)

NOTE L – COVID-19

On January 30, 2020 the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company is monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report, the Company has not experienced any health-related issues with its staff nor does the Company anticipate any decline in its business revenues as a result of the health emergency.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MARCH 31, 2022

Net Capital:

Total stockholders' equity before non-allowable assets			$ 7,350,382
Less: Accounts receivable	$	4,509,258	
Restricted cash		404,247	
Due from affiliates		314,226	
Prepaid income taxes		924,810	
Prepaid expenses		145,047	
Property and equipment – net		239,218	6,536,806
Net Capital			813,576
Aggregate Indebtedness			1,441,996
Minimum net capital required			96,132
Excess net capital			$ 717,444

Capital Ratio

Aggregate indebtedness to net capital	1.77 : 1

Note: There are no material differences between the amounts presented above and the Company's corresponding latest filed unaudited amended part II of Form X-17a-5 as of March 31, 2022.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2022 (EXEMPTION)

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

ksm

Katz, Sapper & Miller, LLP
[illegible]
[illegible] 1500
New York, NY [illegible]

Report of Independent Registered Public Accounting Firm
on Exemption Report

To the Board of Directors
Triago Americas Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d)(1) and (4), in which (1) Triago Americas Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Triago Americas Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to that of providing private equity fundraising services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

New York, New York
June 29, 2022

212.557.9800 212.557.9819 ksmcpa.com

TRIAGO AMERICAS INC.

499 Park Avenue
New York, NY 10022

Triago Americas Inc. Exemption Report

Triago Americas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to that of providing private equity fundraising services. The Company did not directly or indirectly receive, hold, or otherwise own funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3).

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CFO, FINOP
June 29, 2022